Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto, the “Schedule 13D”) relating to the Common Stock, no par value, of Community West Bancshares, a California corporation. The undersigned further agree that this Agreement may be included as an Exhibit to such joint filing, and any amendments to the Schedule 13D may be filed without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this February 28, 2013.

/s/ William R. Peeples
William R. Peeples

/s/ Ardyce M. Peeples
Ardyce M. Peeples